SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2002

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

Half year results 2002 including the consolidated accounts of Aventis

AVENTIS AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2002 and 2001

AVENTIS AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2002 and June 30, 2001

BALANCE SHEETS

(millions of €)

ASSETS	June 30, 2002	December 31, 2001	June 30, 2001
CURRENT ASSETS
Cash, short-term deposits and marketable securities	1,199	1,515	1,242
Net trade accounts and notes receivable	2,721	3,522	3,854
Net inventory (note 2)	2,929	4,059	4,303
Other current assets	3,915	3,689	4,669
TOTAL CURRENT ASSETS	10,764	12,785	14,068
INVESTMENTS AND OTHER ASSETS (note 7-8)	5,567	6,445	6,353
PROPERTY, PLANT AND EQUIPMENT
At cost	9,126	12,330	12,158
Less : accumulated depreciation and provisions	(4,644)	(6,590)	(6,549)
	4,482	5,740	5,609
INTANGIBLE ASSETS
At cost	17,573	20,043	20,898
Less : accumulated depreciation and provisions	(5,540)	(5,779)	(5,633)
	12,033	14,264	15,265
TOTAL ASSETS	32,846	39,234	41,295

The notes on pages 7 to 41 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2002 and June 30, 2001

BALANCE SHEETS

(millions of €)

LIABILITIES AND STOCKHOLDERS’ EQUITY	June 30, 2002	December 31, 2001	June 30, 2001
CURRENT LIABILITIES
Bank overdrafts and short-term borrowings	1,692	4,806	5,382
Trade accounts and notes payable	1,365	2,421	2,215
Current portion of long-term debt	518	1,252	1,542
Other current liabilities	6,299	5,460	6,162
TOTAL CURRENT LIABILITIES	9,874	13,939	15,301
LONG-TERM DEBT	3,808	4,652	5,786
OTHER LONG-TERM LIABILITIES	7,221	7,225	7,158
Commitments and contingencies (note 11)
MANDATORILY REDEEMABLE PARTNERSHIP INTEREST (note 5)	250	284	295
MINORITY INTERESTS IN NET ASSETS OF CONSOLIDATED SUBSIDIARIES	250	913	912
AMORTIZABLE PREFERRED SECURITIES	137	200	248
STOCKHOLDERS’ EQUITY (note 3)
Participating shares and Capital equity notes	873	878	878
Common stock — Ordinary shares	3,039	3,039	3,002
Additional paid-in capital	21,283	21,283	20,891
Retained earnings and other additional paid-in capital	(12,696)	(13,533)	(13,987)
Translation reserve	(1,193)	354	811
TOTAL STOCKHOLDERS’ EQUITY	11,306	12,021	11,595
TOTAL LIABILITIES & STOCKHOLDERS’ EQUITY	32,846	39,234	41,295

The notes on pages 7 to 41 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2002 and June 30, 2001

INCOME STATEMENTS

(millions of €)

	June 30, 2002	June 30, 2001	December 31, 2001
NET SALES	11,304	11,646	22,941
OPERATING EXPENSES (note 6)	(10,153)	(9,874)	(19,302)
OPERATING INCOME	1,151	1,772	3,639
OTHER INCOME (EXPENSES)
Equity in earnings of affiliated companies (note 7)	141	86	85
Interest expense — net	(214)	(384)	(704)
Other income (expenses) — net (note 9)	1,444	12	(134)
	1,371	(286)	(753)
INCOME BEFORE TAXES AND MINORITY INTERESTS	2,522	1,486	2,886
Provision for income taxes (note 10)	(928)	(572)	(1,111)
INCOME BEFORE MINORITY INTERESTS	1,594	914	1,775
Minority interests in net income of consolidated subsidiaries	(61)	(124)	(142)
NET INCOME BEFORE PREFERREDREMUNERATION	1,533	790	1,633
Preferred remuneration	(45)	(60)	(128)
NET INCOME — COMMON SHAREHOLDERS	1,488	730	1,505

Average number of ordinary shares outstanding	793,487,050	786,128,163	787,553,585
Basic earnings per share in € (note 4)	1.87	0.93	1.91
Diluted earnings per share in € (note 4)	1.86	0.91	1.89

The notes on pages 7 to 41 are an integral part of the condensed consolidated financial statements

AVENTIS AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six-month periods ended June 30, 2002 and June 30, 2001

STATEMENTS OF CASH FLOWS

(millions of  €)

	June 30, 2002	June 30, 2001	December 31, 2001
OPERATING ACTIVITIES
Net income (loss) before preferred remuneration (after income tax)	1,533	790	1,633
* Elimination of expenses and benefits without effect on cash:
— Depreciation and amortization	1,301	878	2,075
— Other	(1,097)	(232)	(458)
* Change in operating assets and liabilities excluding net operating assets acquired	(1,850)	(872)	(137)
Net cash (used) provided by operating activities	(113)	564	3,113
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(502)	(445)	(1,245)
Proceeds from sales of assets	4,463	731	1,063
Other	(457)	(350)	(538)
Net cash (used) provided by investing activities	3,504	(64)	(720)
Financing activities
New long-term borrowings	25	3,800	5,404
Repayment of long-term borrowings	(1,516)	(4,372)	(7,252)
Increase/(decrease) in bank overdrafts and short-term borrowings	(1,112)	260	(284)
Dividends paid by the Group	(481)	(418)	(437)
Other	(403)	170	372
Net cash (used) provided by financing activities	(3,487)	(560)	(2,197)
Net effect of exchange rate changes on cash	(26)	23	15
(Decrease) increase in net cash and cash equivalents	(122)	(37)	211
NET CASH AND CASH EQUIVALENTS
Beginning of period	814	661	661
Net effect of consolidation changes on cash and cash equivalent	(87)	(58)	(58)
End of period	605	566	814
CASH PAID
Interest	302	291	1,388
Taxes	335	157	102

The notes on pages 7 to 41 are an integral part of the condensed consolidated financial statements

AVENTIS and SUBSIDIARIES

For the year ended December 31, 2001

STATEMENTS OF STOCKHOLDERS’ EQUITY

(millions of €)

	Common stock ordinary shares	Capital equity notes 1986, 1991 and 1993	Preference shares Series “A”	Participating shares 1989 Series “A” and 1983	Additional paid-in capital of Aventis	Retained earnings and other additional paid-in capital	Translation reserves	Total stockholders’ equity	Comprehensive income
Balance as of January 1, 2001	3,002	503	352	23	20,891	(14,374)	164	10,561	—
Issuance of shares for stock options	3	—	—	—	17	(7)	—	13	—
Net income before preferred remuneration	—	—	—	—	—	1,633	—	1,633	1,633
Preferred remuneration	—	—	—	—	—	(128)	—	(128)	—
Translation reserves	—	—	—	—	—	—	190	190	190
Dividends with respect to 2000 earnings	—	—	—	—	—	(393)	—	(393)	—
Equalization tax on dividend distribution	—	—	—	—	—	(187)	—	(187)	—
Issuance of ordinary shares following exercise of warrants	34	—	—	—	375	—	—	409	—
Pooling impact (note 3)	—	—	—	—	—	60	—	60	60
Repurchase of Aventis Shares	—	—	—	—	—	(137)	—	(137)	—
Balance as of December 31, 2001	3,039	503	352	23	21,283	(13,533)	354	12,021	1,883

The notes on pages 7 to 41 are an integral part of the condensed consolidated financial statements

AVENTIS and SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2002

STATEMENTS OF STOCKHOLDERS’ EQUITY

(millions of €)

	Common stock ordinary shares	Capital equity notes 1986,1991 and 1993	Preference shares Series “A” 1993	Participating shares 1989 Series A and 1983	Additional paid-in capital of Aventis	Retained earnings and other additional paid-in capital	Translation reserve	Total stockholders’ equity	Comprehensive income
Balance as of January 1, 2002	3,039	503	352	23	21,283	(13,533)	354	12,021	—
Issuance of shares for stock options	—	—	—	—	—	(4)	—	(4)	—
Net income before preferred remuneration	—	—	—	—	—	1,533	—	1,533	1,533
Preferred remuneration	—	—	—	—	—	(45)	—	(45)	—
Translation reserves	—	—	—	—	—	(17)	(1,547)	(1,564)	(1,564)
Dividends with respect to 2001 earnings	—	—	—	—	—	(460)	—	(460)	—
Repurchase of capital equity notes	—	(5)	—	—	—	—	—	(5)	—
Repurchase of Aventis Shares	—	—	—	—	—	(170)	—	(170)	—
Balance as of June 30, 2002	3,039	498	352	23	21,283	(12,696)	(1,193)	11,306	(31)

The notes on pages 7 to 41 are an integral part of the condensed consolidated financial statements

Note 1 - Accounting policies and significant events of the six-month period ended June 30, 2002

The unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2002 and June 30, 2001, in the opinion of management, reflect all adjustments considered necessary to present a fair statement of the results for the interim periods. These statements should be read in conjunction with the 2001 audited consolidated financial statements of Aventis and subsidiaries (the Group).

These unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2002 and 2001 have been prepared using the accounting principles used for the December 31, 2001 consolidated financial statements, in accordance with accounting principles that comply with French law. The differences between these accounting principles and those generally accepted in the United States, which have a material impact on the Aventis unaudited interim condensed consolidated financial statements, are described in note 14. Application, as of January 1, 2002, of the new French regulation CRC 2002-06 on liabilities did not impact the Group’s consolidated financial statements as of and for the six month period ended June 30, 2002.

The Hoechst / Rhône-Poulenc business combination has been accounted for using a method based on net book values. This method combines the results of operations, assets, liabilities and shareholders’ equity of the acquirer and acquiree at their respective book values on the acquisition date, i.e. December 15, 1999.

As of June 30, 2002, the Hoechst minority interests stand at 1.96%, against 2.43% as of December 31, 2001, following the repurchase by Aventis of 2,629,657 Hoechst shares on June 10, 2002.

The major changes to the consolidated companies as of June 30, 2002, compared to June 30, 2001 relate to the following transactions:

•                  in June, 2002 Aventis has completed the sale of its 76% stake in Aventis CropScience to Bayer.

•                  in May, 2002, the Group has set up a new captive insurance and reinsurance company, Carraig, which has an authorized share capital of € 500 million (of which € 200 million has been subscribed).

•                  in April 2002, the Group completed the disposal of its Animal Nutrition operating assets to CVC Capital Partners.

In April 2001, the Group divested its 66.7% stake in the industrial gases group Messer Griesheim, which Aventis held through Hoechst AG, to Allianz Capital Partners and Goldmann Sachs Funds.

For comparison purposes, pro forma data for the six-month periods ended June 30, 2002 and 2001 and the twelve month period ended December 31, 2001 are presented in note 13, reflecting the change in consolidated companies.

Note 2 - Inventory

Total inventory consists of :

(millions of €)	June 30, 2002	December 31, 2001	June 30, 2001
Raw materials and spare parts	656	1,194	1,420
Work-in-progress	1,882	1,657	1,640
Finished products	638	1,503	1,571
Less valuation allowances	(247)	(295)	(328)
Total net inventory	2,929	4,059	4,303

As of June 30, 2002, the decrease in net inventory is mainly due to the divestment of Aventis CropScience.

Note 3 - Stockholders’equity

—           Common stock and additional paid-in capital

As of June 30, 2002, capital stock is divided into 796,540,802 Ordinary shares (795,621,603 as of December 31, 2001).

The Group holds 4,799,436 of its own shares, of which 4,079,940 are recorded as a reduction of Stockholders’ equity (On December 31, 2001 the Group held 1,901,626 of its own shares, of which 1,801,787 were recorded as a reduction of Stockholders’ equity).

919,199 stock options, giving right to 919,199 Ordinary shares, have been exercised in the first half of the year 2002.

Aventis has launched an employee stock purchase plan in June, which was closed in July 2002 (see note 15).

In 2001, Aventis had issued 886,514 Ordinary shares following the exercise of stock options, resulting in a capital increase of € 3 million, and additional paid-in capital of € 17 million.

—           Retained earnings and other additional paid-in capital

During the first six months of 2001, certain non-core assets originating from the Hoechst Group and identified in the business combination as non-strategic have been divested (primarily the Messer Group). In accordance with the French acquisition method based on net book values (regulation CRC 99-02, §215) the unrealized gain related to these assets as of the date of acquisition has been calculated and recorded in the Stockholders’equity, and the additional gain on the disposal of these assets since the acquisition date has been recorded in the income statement (see note 9). This accounting treatment resulted in an increase in Aventis retained earnings by € 60 million for the first six months of 2001, primarily related to Messer (decrease by € 92 million for the year 2000).

The effects on Aventis consolidated retained earnings and other additional paid-in capital are the following:

Reduction (increase) in retained earnings and other additional paid-in capital (in millions of €)
— Par value of Aventis shares issued in connection with the exchange offer	1,550
— Additional paid-in-capital resulting from the issuance	16,843
— Direct costs of acquisition (net of tax)	80
Exchange value of Hoechst’s shares	18,473
— Less Hoechst’s consolidated net equity as of December 15, 1999 (96.75%)	(3,109)
Excess of Hoechst’s exchange value over net book value	15,364
— Reconstitution of Hoechst translation reserve	(607)
Impact on retained earnings and additional paid in capital as of December 31, 1999	14,757
— Impact on retained earnings and other additional paid in capital in 2000	92
Impact of French acquisition method on retained earnings and other additional paid in capital as of December 31, 2000	14,849
— Impact on retained earnings and other additional paid in capital in 2001	(60)
Impact of French acquisition method on retained earnings and other additional paid in capital as of December 31, 2001 and June 30, 2002	14,789

Note 4 - Earnings per share

Earnings per share have been computed by dividing net earnings (losses) by:

•                       the average number of shares outstanding during the six-month period (basic EPS calculation),

•                       the average number of shares outstanding during the six-month period, increased by the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued as of the beginning of the period (diluted EPS calculation).

Basic Earnings per share amounts to € 1.87 as of June 30, 2002. The diluted earnings per share has been computed according to the treasury stock method and amounts to €1.86 as of June 30, 2002.

Note 5- Mandatorily redeemable partnership interest

A third party financial investor contributed on June 28, 2001, US$250 million (€ 250 million as of June 30, 2002) in cash to obtain a Limited Partner’s interest in Carderm Capital L.P. (“Carderm”), a partnership which owns certain assets of Aventis Pharma. The Limited Partner’s interest represents a 36.7% interest in Carderm and is entitled to a priority return. Aventis is the general partner in Carderm, has a 63.3% ownership interest and management control.

On or after March 10, 2007, Aventis may have, further to the initiative of the Limited Partner, the option to purchase under certain circumstances the Limited Partner’s entire interest. This limited Partner’s interest is reported in Aventis consolidated financial statements as a mandatorily redeemable partnership interest as of June 30, 2002.

The decrease in value of the mandatorily redeemable partnership interest as of June 30, 2002 compared to December 31, 2001 is due to the decrease of the USD versus the €.

Note 6 - Operating expenses

(millions of €)	June 30, 2002	June 30, 2001	December 31, 2001
Production, administrative and selling expenses	(7,767)	(8,179)	(15,953)
Research & Development costs	(1,772)	(1,670)	(3,481)
Goodwill amortization	(665)	(325)	(650)
Restructuring costs	(29)	(14)	(50)
Other operating income net	80	314	832
Total	(10,153)	(9,874)	(19,302)

The 2002 data may not be comparable to the equivalent 2001 data. The June and December 2001 figures include Aventis CropScience activities and Animal Nutrition activities as well as Messer operations until April 2001. The June 2002 figures include Aventis CropScience activities until June 2002 and Animal Nutrition activities until April 2002 (see note 1). Pro forma data have been prepared to reflect these changes in consolidated operations (see note 13).

Goodwill amortization

The increase in the June 2002 amortization compared to June 2001 relates primarily to the impairment of the Aventis Behring goodwill. Aventis and Bayer AG announced in 2002 that they had signed a non-binding letter of intent on a potential combination of their respective blood plasma businesses, Aventis Behring and Bayer Biological Products. Aventis reviewed the value of Aventis Behring’s assets (including goodwill) on the basis of the updated projected cash flows related to these assets. An impairment charge has been recorded as of June 30, 2002 to adjust the carrying value of these assets to their estimated fair value.

Restructuring expense

Operating expenses include a provision for restructuring. Each year, based on its strategies and the level of productivity it desires to achieve, the Group reviews its activities and production sites. These reviews permit it to decide upon, if necessary, restructuring measures for which a provision is recorded.

Changes in the restructuring provision since December 31, 2001 are detailed as follows:

(millions of €)
Provision as of December 31, 2001	302
New measures	25
Change in estimates of earlier measures	4
Provision charged to the income statement during the period	29
Expenses charged to the provision	(105)
Effect of changes in exchange rates	(1)
Divestiture of Aventis CropScience	(28)
Provision as of June 30, 2002	197
Of which
Long-term liability	87
Short-term liability	110

During the first six months of the year, new measures concerned “Prescription drugs” and the “Other Activities”.

Other operating income

This caption includes primarily royalties and license revenues, income from service contracts, operating foreign exchange gains or losses as well as litigation expenses due to various legal proceedings. The decrease in the June 2002 Other operating income compared to June 2001 relates essentially to the recording of litigation expenses further to the recent evolution of certain legal proceedings (see note 11).

Note 7 - Investments accounted for using the equity method

Financial information for equity method investees, including joint-ventures described below, is as follows:

(millions of €)	June 30, 2002	June 30, 2001	December 31, 2001
Net sales	7,746	8,510	16,193
Total assets	16,551	18,917	18,409
Net income	151	128	264
Long-term debt	2,398	3,850	4,752
Dividends distributed to consolidated subsidiaries	29	91	140

There are no major changes in the investments in equity method investees as of June 30, 2002 compared with December 31, 2001.

As a result of the disposal of the Messer group (see note 1), the investments of the Messer group, which were accounted for under the equity method have been deconsolidated as of April 1, 2001.

For the six-month period ended June 30, 2002, the Group’s sales to equity method investees amounted to € 109 million (€ 149 million for the six-month period ended June 30, 2001) and purchases amounted to € 44 million (€ 52 million for the six-month period ended June 30, 2001).

Equity in earnings (losses) of affiliated companies, as included in the statements of operations, consists of:

(millions of €)	June 30, 2002	June 30, 2001	December 31, 2001
Prescription drugs	28	(2)	6
Vaccines	(4)	15	39
Corporate and Animal Health activities	85	83	169
Other activities	32	(10)	(129)
Total	141	86	85

As of June 30, 2001, the investment in Merial was reported in the Agriculture segment. Since December 31, 2001, Merial is presented in “Corporate and Animal Health Activities”. Retroactive adjustments have been made on the above June 30, 2001 figures to provide comparable information.

In 2001, Dade Behring experienced default on the financial conditions under its credit agreement. As a result, discussions took place between creditors, the company and the equity holders to evaluate the needs for a restructuring of Dade Behring capital structure. Due to the uncertain outcome of those discussions, Aventis decided to write down the entire book value of this investment as of December 31,2001 (see note 15 for update).

The Group participates in a number of joint ventures, the most significant of which being Merial and Aventis Pasteur MSD.

Individual financial information for these joint-ventures is not listed for reasons of confidentiality. However, aggregate financial information for the joint-ventures is as follows:

(millions of €)	June 30, 2002	June 30, 2001	December 31, 2001
Net sales	1,196	1,190	2,425
Total operating income	194	89	208
Income before tax	141	145	188
Total current assets	1,261	1,293	1,241
Total assets	1,964	2,015	1,993
Total equity	767	717	778
Long term debt	177	159	169

Note 8 - Investments and other assets

The investment in Millennium Pharmaceuticals (“Millennium”) shares amounted to € 144 million (US$143 million) as of June 31, 2002; € 284 million (US$250 million) as of December 31, 2001

The investment is part of a series of agreements with Millennium, which consists of an investment agreement, a research and development agreement and a technology transfer agreement.

The Group considers this investment as a strategic investment designed to establish long-term relationships with Millennium. The Group is using the value-in-use approach when valuing this investment. The value-in-use model applied includes, among other things, consideration of strategic aspects, derived economic benefits, share market price, long-term holding intention and ability and restriction period.

As of June 30, 2002, the carrying value of this investment exceeded its value-in-use by approximately € 110 million. A write-down has been accordingly recorded in the Income Statement as of
June 30, 2002.

Note 9 - Other income - net

The sale of Aventis CropScience to Bayer as of June 3, 2002, has generated a € 4.2 billion proceed net of debt. This sale resulted in a gain for Aventis of € 2.1 billion after provisions for indemnification related to the Starlink litigation, as well as environmental, tax and product liabilities indemnification as stipulated in the Share Purchase Agreement between Aventis and Bayer.

As of June 30, 2002, this item is also comprised of provisions for risks and environmental settlements related to the indemnification agreements with other disposed businesses (Messer, Rhodia and InfraServ Höchst), and litigations related to formerly disposed products (Cardizem).

As of June 30, 2001, this mainly included the net gains made on the disposal of non-strategic assets including Messer, and provisions for financial risks and other net losses.

Note 10 - Income tax expense

The major differences between the statutory income tax rate in France and the Group’s effective income tax rate are related to preferred remuneration, the change in the valuation allowances related to deferred tax assets, and permanent differences (mainly amortization of goodwill). The tax charge for the period also includes amounts relating to income tax audits in progress in various subsidiaries.

The 1998 and 1999 consolidated tax returns for the worldwide tax consolidation are currently being audited by the French Tax Administration. The Group does currently not anticipate any significant impact on its consolidated financial statements as a result of such audit.

Note 11 - Contingencies and commitments

The Group recognizes losses and accrues liabilities if available information indicates that the event of loss is “probable” and “reasonably estimable”. If the event of loss is not “probable” or not “reasonably estimable”, but is “reasonably possible”, the Group discloses this contingency in the notes to its consolidated financial statements if such contingency is material. With respect to environmental liabilities, the Group generally estimates losses on a case by case basis and makes the best estimate it can based on available information. With respect to other liabilities, the Group estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and, in some cases, settling such claims. Anticipated recoveries from third parties determined to be probable of occurrence are recorded as an asset.

(I)                                    Contingencies

Aventis Pasteur Canadian Blood Products Litigation

Aventis Pasteur is a defendant in two class actions filed in the Ontario Superior Court of Justice, in which the lead plaintiff alleges that he contracted Hepatitis C from blood products that may have been fractionated by Aventis Pasteur. The Canadian Red Cross Society is also a defendant in these lawsuits.

These cases were tentatively settled following the Court’s approval of an Amended Plan of Compromise and Arrangement (the ‘‘Plan’’) concerning the Canadian Red Cross Society, subject to execution of written releases. The Plan included provisions for the creation of a settlement fund, from which all amounts paid in settlement by Aventis Pasteur will be drawn.

Aventis Pasteur U.S. Thimerosal Litigation

Aventis Pasteur is a defendant in 66 lawsuits in several U.S. federal and state courts alleging that serious personal injuries resulted from the presence of mercury in the preservative thimerosal, trace amounts of which are contained in vaccines allegedly manufactured by Aventis Pasteur. Several of the cases seek certification to proceed as class actions.  Currently, all of the cases are either in the preliminary response stage or the early stages of the discovery process.  Aventis Pasteur believes that all of these claims must be adjudicated first by the U. S. Federal Claims Court under the U.S. National Childhood Vaccine Injury Act and the National Vaccine Injury Compensation Program before the claimants may bring direct actions against the company.

Aventis Pasteur Canadian Thimerosal Litigation

In May 2002, a class action lawsuit was filed against Aventis Pasteur in the Ontario Superior Court of Justice alleging that personal injuries resulted from the presence of mercury in the preservative thimerosal contained in vaccines allegedly manufactured by Aventis Pasteur. The proposed class includes persons who were vaccinated with DTP, DT or Td vaccines before reaching two years of age. The court has not ruled on whether to certify the class action. The total amount claimed for compensatory and punitive damages exceeds CAD 1.25 billion (€ 833 million).

Ionamin®/Fen/phen Litigation

Aventis subsidiary Fisons plc (‘‘Fisons’’) and former subsidiary Rugby Laboratories (‘‘Rugby’’) are involved in approximately 480 (as to Fisons) and 165 (as to Rugby) personal injury lawsuits, including class actions, in U.S. federal and state courts concerning the weight-loss drug phentermine (Fisons brand name Ionamin®). The lawsuits allege that the manufacturers of phentermine knew that its use, alone or in combination with other weight-loss drugs, could cause serious side effects, but failed to warn against those dangers. To date Fisons and Rugby have made no payment in settlement of any case and have been dismissed from or have dismissals pending in more than 6,000 and 1,700 cases, respectively. API is defending Rugby pursuant to the agreement by which Rugby was sold to Watson Pharmaceuticals.

Pharmaceutical Industry Antitrust Litigation

Approximately 140 cases remain pending of the hundreds of separate complaints that were filed in 1993 and early 1994 by retail pharmacies alleging that defendant pharmaceutical manufacturers and wholesale distributors, including Aventis predecessor companies, violated federal and state antitrust and unfair competition laws by conspiring among themselves to deny all pharmacies, including chains and buying groups, discounts off the list prices of brand-name drugs that the manufacturers sell to wholesalers and that the wholesalers in turn resell to the pharmacies. Most of the original federal complaints were disposed of by settlement of a federal class action in 1998. Other lawsuits filed by consumers and pharmacies on the state level also remain pending.

Cardizem Antitrust Litigation

Aventis Pharmaceuticals (API), Andrx Pharmaceuticals, and in some cases Hoechst AG, are defendants in a number of lawsuits, now consolidated in one federal court, alleging that API and Andrx engaged in anticompetitive practices and unfair methods of competition relating to Cardizem CD in violation of U.S. antitrust laws. On June 8, 2000 the court granted the plaintiffs’ motion for partial summary judgment, which the defendants have appealed.  Damages issues were not addressed in the court’s ruling.  In the spring of 2001, the court certified a class of direct purchasers of Cardizem CD and a separate class of indirect purchasers. In late fall of 2001, the parties agreed to a mediator to explore resolution of this matter.  Mediation sessions in June 2002 resulted in a preliminary settlement of claims brought by the class of direct purchasers.

In May and July of 2001, claims were filed by the Attorneys General of 28 states and the District of Columbia against API, Aventis and Andrx, alleging violations of antitrust and related laws.  In August 2001, four Blue Cross Blue Shield plans filed a similar lawsuit. These suits have been consolidated with the other pending actions.

GA-EPO Patent Litigation

In April 1997, Amgen Inc. filed an action in the U.S. District Court of Massachusetts against Transkaryotic Therapies and API alleging that GA-EPO (gene activated erythropoietin, a drug for the treatment of anemia) and the processes for producing GA-EPO infringe certain Amgen U.S. patents. On January 19, 2001 the Court ruled that certain claims in three of the five patents asserted by Amgen were valid and enforceable, and would be infringed by the marketing of GA-EPO. API and Transkaryotic Therapies appealed the District Court decision and the appellate hearing before the Court of Appeals for the Federal Circuit took place in May 2002.

On April 11, 2001, in other litigation regarding infringement by GA-EPO of a Kirin-Amgen European patent, a trial court in the United Kingdom ruled that one of the four Kirin-Amgen patent claims was valid and would be infringed by the marketing of GA-EPO. Transkaryotic Therapies and API appealed this decision.  In July 2002, the UK Court of Appeal reversed the trial court and ruled that the Amgen patent was not infringed by GA-EPO.

Cipro® Litigation

API is a defendant in several related cases in U.S. state and federal courts alleging that API and certain other pharmaceutical manufacturers violated U.S. antitrust laws and various state laws by the manner in which they settled a patent dispute regarding the brand-name prescription drug Cipro®. Watson Pharmaceuticals and Rugby Laboratories are defendants in most of these cases. API has agreed to defend and indemnify both Watson and Rugby pursuant to the agreement by which Rugby was sold to Watson. Aventis believes that the potential damages that plaintiffs seek against Watson and Rugby are duplicative of the damages that plaintiffs seek against Aventis in those cases.

Brazilian Antitrust Claims

In Brazil, there are civil and administrative proceedings pending against Aventis and other pharmaceutical companies alleging violations of Brazilian antitrust law.

Vitamin Antitrust Litigation

Aventis, some of its subsidiaries, and other vitamin manufacturers are defendants in a number of class actions and individual lawsuits in U.S. courts relating to alleged anticompetitive practices in the market for bulk vitamins.  Aventis and five other vitamin manufacturers have settled the federal class action lawsuits, although plaintiffs representing some 75% of the companies’ vitamin sales opted-out of the settlement and are pursuing individual claims against the companies. Independent settlements have been reached with some of these plaintiffs.  Negotiations with a number of significant direct purchaser plaintiffs who chose to opt-out of the class settlement have recently intensified, in part due to the conclusion of the discovery process and as the litigation proceeds to a possible early 2003 trial date. Aventis and the five other settling defendants also have entered into other settlement agreements that, upon final approval by the relevant courts, are expected to resolve the majority of state court actions currently pending in the U.S. An Aventis subsidiary and the other five settling defendants entered into a judgment-sharing agreement, pursuant to which they agreed to allocate any judgment at trial among themselves according to the actual sales made by each of them. Regarding the same matter, civil litigation against Aventis and some of its subsidiaries has been initiated in the United Kingdom and the Netherlands.  Investigations by antitrust authorities in Australia, Canada, the European Union, Japan, Mexico, New Zealand, Switzerland and the U.S. into vitamin sales practices in those countries have been completed, while investigations in Brazil and Korea are ongoing. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis has agreed to retain liability arising out of these antitrust issues. Based on information currently available relating to these claims, Aventis does not anticipate that it will incur material costs not covered by accrued reserves.

Methionine Antitrust Litigation

The European Commission recently concluded its investigation into alleged concerted practices in the market for methionine. Aventis had been granted full immunity from prosecution because of its cooperation with the Commission’s investigation. In addition, Aventis and some of its subsidiaries, together with other methionine manufacturers, are defendants in federal and state class action and individual lawsuits in the U.S. and Canada. Except for certain U.S. federal class action claims, which were settled recently, these actions are ongoing. Recent efforts to resolve the remaining claims of those plaintiffs who chose to opt-out of the class in the U.S. litigation, through mediation, have been unsuccessful.  While settlement negotiations may continue, these remaining claims may proceed to trial at the end of 2002 or in early 2003. In connection with the sale of its animal nutrition business to CVC Capital Partners, Aventis has agreed to retain liability arising out of these antitrust issues. Based on information currently available relating to these claims, Aventis does not anticipate that it will incur material costs not covered by accrued reserves.

Methylglucamine Inquiry

Aventis Pharma SA and Rhône-Poulenc Biochemie SA have received inquiries from the  Commission of the European Communities, the U.S. Department of Justice, and the Canadian Competition Bureau with respect to alleged anticompetitive activities relating to sales of pharmaceutical grade methylglucamine, an intermediate chemical product for the synthesis of x-ray media, pharmaceuticals and colorings.  Aventis is cooperating with all of these agencies.

Allegra Litigation

In June 2001, API was notified that Barr Laboratories Inc. (‘‘Barr’’) was seeking approval to market a generic version of Allegra 60 mg capsules in the U.S. and challenging certain of API’s patents. In August 2001, API filed a patent infringement lawsuit against Barr in U.S. federal district court. API subsequently received similar notification relating to Allegra 30 mg, 60 mg and 180 mg tablets and Allegra-D and filed additional patent infringement lawsuits against Barr in U.S. federal district court.

In February 2002, API was notified that Impax Laboratories also was seeking approval to market a generic version of Allegra-D in the U.S. and challenging certain of API’s patents. In March 2002, API filed a patent infringement lawsuit against Impax in U.S. federal district court.

Rilutek Litigation

In June 2002, Impax Laboratories, Inc. filed a complaint against API in the U.S. District Court for the District of Delaware seeking a declaratory judgment of patent invalidity and/or non-infringement with respect to API’s U.S. patent for the use of the active ingredient in Rilutek (riluzole) for the treatment of amyotrophic lateral sclerosis. API is evaluating its legal options and expects to take appropriate action to protect and enforce its intellectual property rights relating to Rilutek.

Allegra Marketing Status

A majority of the members of a joint Advisory Committee of the U.S. Food and Drug Administration (“FDA”) recommended in May 2001 that Allegra and two competing drugs be “switched” from prescription to over-the-counter status. The FDA has not publicly acted on the recommendation, and it is not possible to predict what action, if any, the FDA might take in response to the Advisory Committee recommendation.

Government Investigations —Pricing and Marketing Practices

API, Aventis Behring and Armour are responding to investigations by the U.S. Department of Justice, the U.S. Department of Health and Human Services (“HHS”) and some U.S. states into certain pricing and marketing practices.

The U.S. Centers for Medicare & Medicaid Services (“CMS”) has indicated that it will seek repayment of amounts it alleges should have been included in rebates paid by API to the various states as part of the Medicaid program. CMS claims that sales of certain products to managed care organizations for distribution by such organizations should have been included in API’s “best price” calculations, which are used to compute the rebates. In October 2000 API received a subpoena from the U.S. Attorney for the District of Massachusetts with regard to such sales and “best price” calculations.

The Department of Justice separately is reviewing the merits of an action filed in 1995 in federal court in Florida, which alleges that the Average Wholesale Prices (“AWP”) of certain pharmaceutical products, which are used to set Medicare reimbursement levels, were improperly used by various pharmaceutical manufacturers in the marketing of their products. API and Aventis Behring also received subpoenas from the states of California and Texas with respect to such issues in 2000. API received a similar subpoena from the state of Massachusetts in April 2001.

Private Plaintiff Class Action Suits — Pricing and Marketing Practices

API is a defendant in two lawsuits seeking damages on behalf of a class of individuals and entities that allegedly overpaid for certain pharmaceuticals as a result of the AWP pricing issue described under “— Government Investigations — Pricing and Marketing Practices” above. One suit, filed in

December 2001 in federal court in Boston, Massachusetts, alleges violation of the Racketeer Influenced and Corrupt Organizations Act. The second suit, filed in April 2002 in federal court in Philadelphia, Pennsylvania, alleges violation of the Racketeer Influenced and Corrupt Organizations Act and common law fraud.  Aventis, API and Aventis Behring are defendants in a similar lawsuit filed in December 2001 in federal court in Trenton, New Jersey, which alleges violation of federal antitrust laws. Only injunctive relief is sought in this case. All three of these cases are being consolidated in Boston along with similar cases against other pharmaceutical companies.

API is also a defendant in lawsuits brought by the States of Montana and Nevada for pricing issues described under “— Government Investigations — Pricing and Marketing Practices” above. These suits were filed in February and March 2002 and are presently pending in federal courts in their respective states. The suits allege violation of state trade practices and consumer protection and false claims statutes, breach of contract and Medicaid fraud.

Sorbates Industry Investigation

Hoechst, Nutrinova (a former subsidiary of Hoechst), and other sorbate manufacturers are defendants in two civil actions by purchasers of sorbates that are pending in the U.S. Settlement negotiations are underway. The European Commission also is investigating anticompetitive practices in the market of sorbates. Pursuant to the demerger agreement between Hoechst and Celanese AG in October 1999, Hoechst and Celanese agreed to split any further costs and expenses from this matter in a ratio of 80/20 between them.

MCAA Industry Litigation and Investigation

A federal class action lawsuit is pending in the U.S. District Court for the District of Columbia against Hoechst, Clariant (which acquired the Hoechst specialty chemicals business in 1997), and others regarding alleged anticompetitive practices in the market for monochloroacetic acid (“MCAA”). A number of claims for compensation by purchasers of MCAA also are pending against Hoechst in the U.S.  Settlement negotiations are ongoing. A U.S. government investigation regarding this matter also is pending.

AHF Blood Products Litigation

Legal proceedings remain pending in the United States of America (“U.S.”) and Ireland against Armour Pharmaceutical Company and certain other Aventis subsidiaries, in which individuals with hemophilia and infected with the Human Immunodeficiency Virus (“HIV”) or their representatives claim that such infection, and in some cases resulting illnesses or death therefrom, may have been caused by administration of plasma-derived anti-hemophilic factor (“AHF”) concentrates processed in the late 1970s to mid-1980s. Armour settled numerous AHF cases in the U.S., Canada and Ireland during the course of 2001 and previous years.  Approximately 130 individuals opted out of a 1996 U.S. class action settlement with Armour and three other U.S. plasma fractionators, but have not filed suit against the Aventis subsidiaries that were defendants in the class action litigation.

Armour’s conduct in connection with the supply of AHF concentrate in Canada during the mid 1980s remains under investigation by Canadian law enforcement authorities. Armour is cooperating and will defend against any charges if they are filed.

The StarLinkTM Litigation

As a result of reports that traces of the Cry9C protein associated with StarLinkTM corn were discovered in products intended for human consumption, Aventis’ former subsidiary Aventis CropScience has received claims and demands for indemnification and reimbursement of expenses and lost profits from growers, grain handlers, processors and food companies.  In addition, a number of lawsuits — including several putative class actions — have been filed in the U.S. against Aventis CropScience, its affiliates, and other defendants, asserting claims for compensatory and punitive damages. Aventis CropScience agreed to indemnify and assume the defense of certain unrelated defendants for certain claims arising out of their sale and distribution of certain food products.  On July 11, 2002, the United States District Court for the Northern District of Illinois granted in part, and denied in part, a motion for summary judgment that had been filed by Aventis CropScience and Advanta in a case brought on behalf of a purported class of farmers who claim to have grown corn other than StarLink.  While several of these lawsuits and claims have been settled and several have recently been the subject of settlement negotiations, a number are still proceeding and may not be settled.  Aventis recently completed an agreement with a significant majority of its insurers that resolved disputes regarding certain claims submitted by Aventis for costs incurred to date and for unresolved claims.  In connection with the sale of Aventis CropScience to Bayer AG, Aventis agreed to retain all liability of Aventis CropScience arising out of the StarLink situation, as well as the responsibility for managing and resolving all associated issues. Based on information currently available relating to these claims, Aventis does not anticipate that it will incur material costs related to StarLink not covered by accrued reserves and insurance.

Scotts Arbitration

Aventis and its former subsidiary Aventis CropScience (“ACS”) were respondents in an arbitration filed by The Scotts Company (“Scotts”) with the International Chamber of Commerce. While other claims of Scotts in particular as alleging violation of non-compete obligations were refused by the arbitration court, on February 19, 2002, the arbitration tribunal awarded Scotts approximately Euro 10.9 million in damages for insufficient disclosure by ACS of the imminent Hoechst — Rhone Poulenc transaction in 1999.  Subsequently, costs and attorneys´ fees have been allocated between the parties, and the matter is concluded.

PGS Arbitration

Former shareholders of Plant Genetic Systems NV (“PGS”), which was acquired by a predecessor of Aventis CropScience in October 1996, initiated arbitration proceedings in the Netherlands against Aventis CropScience, seeking damages of approximately U.S. $400 million (€ 401 million) based on alleged violations of a confidentiality agreement in connection with the process for the sale of PGS, which the claimants allege prevented them from obtaining a higher sale price. The parties submitted detailed filings in support of their respective positions.

(II)                                Commitments

Liabilities from certain business divestitures

Aventis and its subsidiaries, Hoechst AG and Aventis Agriculture, divested a variety of mostly chemical, including agro-chemical, businesses in previous years with customary indemnification obligations regarding the state of the sold businesses , as well as specific indemnification obligations negotiated on a case by case basis.

CropScience Business

The sale by Aventis Agriculture and Hoechst of their aggregate 76% participation in the CropScience Group to Bayer AG was effective on June 3, 2002 (see note 9). The stock purchase agreement contained customary representations and warranties with respect to the sold business as well as a number of indemnifications, in particular with respect to environmental liabilities (the representations and warranties and the environmental indemnification are subject to a cap of € 836 million, except for certain “legal” representations and warranties and specific environmental liabilities), taxes, certain legal proceedings, StarLink corn, and with respect to certain pre-closing liabilities, in particular, product liability cases (subject to a cap of € 418 million).

In addition, the compensation of losses is restricted, in particular, there is in principle no compensation for loss of value and consequential damages, although specific rules apply in some instances. Additionally, Bayer is subject to a number of obligations regarding mitigation and cooperation.

The regular limitation period for most representations and warranties runs until December 2, 2003. However, the legal representations and warranties only become time-barred on June 2, 2012. All specific indemnifications provide for various specific periods of limitation.

                         Animal Nutrition Business

Divestment of the animal nutrition business was effective in April 2002 (see note 9). The sale agreement contained customary representations and warranties. Aventis has indemnification obligations that run through April 2004, except for environmental indemnification obligations (which run through April 2012), tax indemnification obligations (which run through the expiration of the applicable statutory limitation period), and antitrust indemnification obligations (which extend indefinitely). Under the indemnification agreement, Aventis is to indemnify up to a maximum aggregate amount of € 150 million, except for certain environmental claims, which are capped at € 223 million, and antitrust and tax claims for which indemnification obligations are not capped.

                         Messer Griesheim GmbH

Pursuant to an agreement dated December 30/31, 2000, Hoechst sold its 66 2/3 participation in Messer Griesheim GmbH, the main closing occurred on April 30, 2001, with economic effect from August 31st, 2000.The purchaser’s claims for damages on account of a breach of representations and warranties are subject to a number of restrictions, including a cap of € 130 million, which applies for all except for certain “legal”, representations and warranties, and a cap of € 97.5 million regarding the specific environmental indemnification, subject to certain exceptions. The aggregate liability resulting from breaches of all (including “legal”) representations and warranties and from the environmental indemnification is subject to a cap of € 650 million. The period of limitation with respect to certain “legal” representations and warranties runs until April 30, 2011. For other representations and warranties, except for those related to China, the period of limitation expired on June 30, 2002. However, a number of claims have been asserted by the purchaser prior to that date and are still pending. The tax indemnification and the environmental indemnification contained in the agreement are subject to separate specific periods of limitation.  Furthermore, the environmental indemnification is subject to a number of additional restrictions with respect to the reimbursement of environmental costs. In addition, the agreement contains indemnifications with respect to certain specified situations, which indemnifications are subject to a specific regime regarding damages resulting therefrom.

                         Celanese AG

The demerger of Celanese AG became effective on October 22, 1999. Under the demerger agreement between Hoechst and Celanese, Hoechst expressly excluded any representations and warranties regarding the shares and assets demerged to Celanese. Ongoing are, however, the following indemnification obligations of Hoechst:

—      While all obligations of Hoechst (i) resulting from public law or (ii) pursuant to current or future environmental laws or (iii) vis-à-vis third parties pursuant to private or public law related to contamination (as defined) have been transferred to Celanese in full, Hoechst must compensate

                   Celanese for two thirds of any such cost incurred by Celanese under these obligations.

—      To the extent Hoechst is liable to purchasers of certain of its divested businesses (as listed), Celanese must indemnify Hoechst, as far as environmental damages are concerned for liabilities aggregating up to € 250 million, liabilities exceeding such amount will be borne by Hoechst alone up to € 750 million, and amounts exceeding € 750 million will be borne 2/3 by Hoechst and 1/3 by Celanese without any further caps. Compensation paid to third parties by Celanese under this clause up to now is still far below the first threshold of € 250 million.

                         Herberts GmbH

The sale of Herberts GmbH by Hoechst to DuPont de Nemours (Deutschland) GmbH was concluded on February 26, 1999.

Hoechst retained liability for certain environmental costs incurred within 7 years after the closing under a sliding scale of liability depending on the time when a particular matter is notified. This liability for environmental matters is subject to the liability sharing arrangement between Hoechst and Celanese described previously (see “Celanese AG”).

                         Rhodia

The divestment of Rhodia was effective in 1998. The main indemnification agreement, which runs through the end of 2007, covers environmental claims (or administrative injunctions) received by Rhodia for remediation of pollution existing prior to the divestment, provided such claims or injunctions could have been made against companies whose businesses were contributed to Rhodia in 1998.  Under this agreement, Aventis is to reimburse a certain percentage (90% or 80% in most cases) of expenses exceeding reserves recorded in Rhodia accounts as of January 1, 1998 (see note 9). For each such claim there is a deductible ranging between € 150 thousand and € 750 thousand.

The aggregate maximum payable to Rhodia under this agreement is capped at € 122 million.

                         Specialty Chemicals Business

Hoechst conveyed its specialty chemicals business to Clariant AG pursuant to an agreement executed on June 17, 1997. The effective date of transfer was June 30/July 1, 1997.

While Clariant has undertaken to indemnify Hoechst from all costs incurred for environmental matters relating to purchased sites, certain ongoing indemnification obligations of Hoechst for environmental matters in favor of Clariant can be summarized as follows:

—      Costs for environmental matters at the sites taken over directly or indirectly by Clariant and attributable to a specific activity of Hoechst or of a third party not related to the business transferred to Clariant are to be borne by Hoechst when the accumulated costs since the closing at any year exceed a threshold amount for the then current year. The threshold increases annually from approximately € 102 million in 1997/98 to approximately € 816 million in the fifteenth year after the closing. Only the amount by which Clariant’s accumulated costs exceed the then-current year’s threshold must be compensated by Hoechst. No payments have yet become due under this rule.

—      Hoechst must indemnify Clariant without time limit for costs attributable to four defined waste deposit sites in Germany which are located outside the sites taken over by Clariant (to the extent exceeding an indexed amount of approximately € 20.5. million) and from certain locally concentrated pollutions in the sites taken over by Clariant but not caused by specialty chemicals activities in the past.

                   Hoechst is to bear 75% of the cost relating to a certain waste deposit site in Frankfurt, Germany.

                         InfraServ

By Asset Contribution Agreement dated December 19/20, 1996 as amended on May 5, 1997, Hoechst contributed all land, buildings, and related assets of the Hoechst site at Frankfurt-Höchts to InfraServ GmbH & Co Höchst KG. InfraServ Höchst agreed to indemnify Hoechst against environmental liabilities resulting from existing environmental damage and Hoechst agreed in a side letter to reimburse InfraServ for expenses related to a certain list of possible environmental damages at the Hoechst site up to € 143.2 million (DEM 280 million) without a period of limitation. As a limited partner in InfraServ and as a (former) owner of the land Hoechst may still be liable for costs of remedial action in excess of this amount.

InfraServ Höchst also agreed to indemnify Hoechst against liabilities with respect to certain landfills for which it received € 65.3 million (DEM 112.4 million). As a limited partner in InfraServ and as a former user of the landfills Hoechst may still be liable for costs of remedial action in excess of this amount.

There exist further liabilities for warranties resulting from the divestment of businesses and sales of investments or businesses and from the demerger of certain industry activities.

Environmental risks

The Group’s business is subject to extensive, evolving and increasingly stringent laws and regulations governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. The Group’s compliance with such laws and regulations, and related enforcement policies, has resulted and will result in significant ongoing costs for the Group, and could restrict its ability to modify or expand its facilities or continue production, or require the Group to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties.

For further description of the environmental risks please refer to the Aventis 2001 Annual Report (“Document de Référence”) registered with the Commission des Opérations de Bourse under the number D 0 2-0191 as of April 5, 2002, or in Form 20-F filed with the SEC under Commission file number 1-10378 as of April 8, 2002.

Note 12 - Information by industrial segment and geographical area

Industry segment information

(millions of €)	Prescription Drugs	Vaccines	Corporate and Animal Health activities	Aventis CropScience	Other activities	Eliminations	Consolidated
Six-month period ended June 30, 2002
Net external sales	8,156	643	—	1,831	699	(25)	11,304
Sales between segments	(11)	—	—	—	(14)	25	—
Dep.& amort. (excl. goodwill)	(339)	(39)	(15)	(66)	(54)	—	(514)
Amortization of goodwill	(267)	(12)	—	(30)	(356)	—	(665)
Operating income	1,453	237	32	239	(811)	—	1,150
Total assets	23,179	2,521	3,330	—	3,815	—	32,846
Equity method investments	311	51	512	—	1,054	—	1,928
Capital expenditures	348	83	1	27	43	—	502
Working capital	2,946	510	(7)	—	863	—	4,313
Equity in earnings (losses) of affiliates	28	(4)	85	—	32	—	141
Six-month period ended June 30, 2001
Net external sales	7,396	615	—	2,375	1,285	(25)	11,646
Sales between segments	(22)	—	—	—	(3)	25	—
Dep.& amort. (excl. goodwill)	(310)	(34)	(4)	(81)	(52)	—	(481)
Amortization of goodwill	(268)	(9)	—	(32)	(16)	—	(325)
Operating income	1,345	194	(307)	561	(21)	—	1,772
Total assets	26,477	2,574	1,792	5,562	4,891	—	41,295
Equity method investments	312	53	520	—	1,435	—	2,320
Capital expenditures	298	67	2	54	62	—	483
Working capital	2,876	414	(17)	1,910	798	—	5,981
Equity in earnings (losses) of affiliates	(2)	15	83	—	(10)	—	86
Year-end as of December 31, 2001
Net external sales	15,120	1,425	—	4,303	2,141	—	22,941
Sales between segments	(43)	—	—	—	(5)	(48)	—
Dep.& amort. (excl. goodwill)	(706)	(74)	(26)	(169)	(220)	48	(1,195)
Amortization of goodwill	(537)	(28)	—	(64)	(21)	—	(650)
Operating income	2,817	453	(342)	647	64	—	3,639
Total assets	24,690	2,638	2,311	5,108	4,487	—	39,234
Equity method investments	323	63	549	2	1,118	—	2,056
Capital expenditures	903	143	3	86	161	—	1,297
Working capital	2,346	237	(30)	1,799	839	—	5,190
Equity in earnings (losses) of affiliates	6	39	169	—	(129)	—	85

Further to the reshaping of the Group’s activities, Aventis Behring is not considered as strategic activity anymore. Figures related to this activity is now presented in “Other Activities”, and figures for the periods ended June 30, 2001 and December 31, 2001 have been restated in order to provide comparable information.

Geographical areas of production information

(millions of €)	France	Germany	Other countries in Europe	United-States and Canada	Asia	Other countries	Eliminations	Consolidated
June 30, 2002 (6 months)
Net sales	4,084	2,222	2,289	4,860	1 093	1,048	(4,292)	11,304
Long-lived assets	5,503	2,379	2,178	9,506	717	284	—	20,567
December 31, 2001 (12 months)
Net sales	8,020	4,558	4,631	8,932	2,588	2,681	(8,470)	22,941
Long-lived assets	5,901	2,514	2,745	11,899	986	396	—	24,441
June 30, 2001 (6 months)
Net sales	4,098	2,513	2,434	4,375	1,265	1,232	(4,276)	11,641
Long-lived assets	6,159	2,310	2,754	12,084	1,035	927	—	25,269

Long-lived assets reflect net tangible and intangible assets, investments in equity method investees, other investments, loans receivable, deferred charges and other assets excluding deferred tax assets.

Note 13 - Reorganization of the Group

Following its decision to sharpen its strategic focus on pharmaceuticals, Aventis completed in 2002 the divestiture of Aventis CropScience to Bayer AG and the sale of Animal Nutrition operating assets to CVC Capital Partners. In April 2001, the Group had already divested its industrial gases Group Messer Griesheim.

The unaudited pro forma financial information assumes that the above-mentioned transactions and those described in the notes occurred.

For Aventis CropsScience and the Animal Nutrition operating assets:

•                    on January 1, 2001 with respect to the pro forma statements of operations for the six-month period ended June 30, 2001 and the year ended December 31, 2001, and, on January 1, 2002 with respect to the pro forma statements of operations for the six-month period ended June 30, 2002.

•                    on June 30, 2001 and December 31, 2001 for the pro forma balance sheet as of June 30, 2001 and December 31, 2001, respectively.

For Messer:

•                    on January 1, 2001 with respect to the pro forma statements of operations for the six-month period ended June 30, 2001 and the year ended December 31, 2001

This unaudited pro forma financial information does not purport to be indicative of the future performance of Aventis or what the financial condition of Aventis would have been if the transaction referred to above had actually occurred or been in effect at those dates.

Unaudited pro forma statement of operations for

the six-month period ended June 30, 2002

(millions of €)	Aventis (historical)	Divestitures 2002	Aventis pro forma
Sales	11,304	(1,935)	9,369
Other operating expenses	(10,154)	2,131	(8,023)
Operating profit	1,150	196	1,346
Equity in earnings of affiliated companies	142	—	142
Net financial expenses	(214)	123	(91)
Other income or expenses	1,444	(1,960)	(516)
Income taxes	(928)	342	(586)
Minority interests	(61)	35	(26)
Preferred remuneration	(45)	—	(45)
Net income	1,488	(1,264)	224
Basic EPS (in €)	1.87		0.28
Diluted EPS (in €)	1.86		0.28

Unaudited pro forma statement of operations for

the six-month period ended June 30, 2001

(millions of €)	Aventis (historical)	Divestitures 2002	Messer Divestiture	Aventis pro forma
Sales	11,646	(2,617)	(435)	8,594
Other operating expenses	(9,874)	2,273	399	(7,202)
Operating profit	1,772	(344)	(36)	1,392
Equity in earnings of affiliated companies	86	1	3	90
Net financial expenses	(384)	188	37	(159)
Other income or expenses	13	(158)	18	(127)
Income taxes	(572)	166	(7)	(413)
Minority interests	(124)	99	—	(25)
Preferred remuneration	(61)	—	—	(61)
Net income	730	(48)	15	697
Basic EPS (in €)	0.93			0.89
Diluted EPS (in €)	0.91			0.87

Unaudited pro forma statement of operations for

the period ended December 31, 2001

(millions of €)	Aventis (historical)	Divestitures 2002	Messer Divestiture	Aventis pro forma
Sales	22,941	(4,796)	(435)	17,710
Other operating expenses	(19,302)	4,389	399	(14,514)
Operating profit	3,639	(407)	(36)	3,196
Equity in earnings of affiliated companies	85	—	3	88
Net financial expenses	(704)	362	37	(305)
Other income or expenses	(134)	(54)	(126)	(314)
Income taxes	(1,111)	127	(70)	(1,054)
Minority interests	(142)	94	—	(48)
Preferred remuneration	(128)	—	—	(128)
Net income	1,505	122	(192)	1,435
Basic EPS (in €)	1.91			1.82
Diluted EPS (in €)	1.89			1.80

Unaudited Balance Sheet as of June 30, 2001 and December 31, 2001

	December 31, 2001			June 30, 2001
(millions of €)	Aventis (historical)	Divestitures 2002	Aventis pro forma	Aventis (historical)	Divestitures 2002	Aventis pro forma
Intangible assets (net values)	14,264	(676)	13,588	15,265	(713)	14,552
Property, plant and equipment (net values)	5,741	(1,024)	4,717	5,610	(1,191)	4,419
Investments and other assets	6,445	(342)	6,103	6,353	(253)	6,100
Net inventories	4,059	(1,214)	2,845	4,302	(1,303)	2,999
Net trade accounts	3,522	(1,220)	2,302	3,854	(1,412)	2,442
Other current assets	3,689	(430)	3,259	4,669	(554)	4,115
Cash and Short term deposits	1,514	1,071	2,585	1,242	1,886	3,128
Total assets	39,234	(3,835)	35,399	41,295	(3,540)	37,755
Stockholders equity	12,021	2,803	14,824	11,595	3,008	14,603
Amortizable preferred securities	200	—	200	247	—	247
Minority interests	913	(644)	269	912	(643)	269
Mandatorily redeemable partnership interest	284	—	284	295	—	295
Other long term liabilities	7,225	(438)	6,787	7,158	(615)	6,543
Long term debts including current portion	5,904	(4,303)	1,601	7,328	(3,849)	3,479
Trade accounts and notes payable	2,421	(562)	1,859	2,215	(699)	1,516
Other current liabilities	5,460	(272)	5,188	6,163	(271)	5,892
Short-term borrowings and bank overdrafts	4,806	(419)	4,387	5,382	(471)	4,911
Total liabilities	39,234	(3,835)	35,399	41,295	(3,540)	37,755

Notes to the pro forma financial information

The 2002 divestitures include the divestiture of Aventis CropScience and the sale of the Animal Nutrition operating assets.

(I)                                    2002 divestitures

(a)           Aventis CropScience divestiture

On June 3rd 2002, Aventis completed the sale of its 76% stake in Aventis CropScience to Bayer.

The unaudited pro forma adjustments are to:

•                  Deconsolidate the income statement and balance sheet of Aventis CropScience.

•                  Eliminate the minority interests as historically accounted for in the Aventis income statement and balance sheet, relating to the 24% stake previously owned by Schering AG.

•                  Record some activities, assets and liabilities that Aventis agreed to retain in connection with the sale of Aventis CropScience to Bayer. This mainly includes provisions for indemnification related to the Starlink litigation, environmental liabilities and product liabilities as well as some pension obligations.

•                  Record the intercompany transactions between Aventis (excluding Aventis Animal Nutrition business sold) and Aventis CropScience that were previously eliminated in the consolidated financial statements of Aventis.

•                  Eliminate in the pro-forma income statement for the six-month period ended June 30, 2002 the historical result on the sale of Aventis CropScience and the associated tax impact, as well as the cost recorded in 2002 by Aventis and associated with the exit of Aventis CropScience from the Aventis worldwide tax consolidation.

•                  Record the proceeds received from the disposal of Aventis CropScience, assuming that such proceeds were received on January 1st 2001, and were used to decrease the Group debt and interest expenses.

(b)          Sale of Animal Nutrition operating assets

On April 2nd 2002, the Group finalized the disposal of Animal Nutrition business to CVC Capital Partners.

The unaudited pro forma adjustments are to:

•                    Deconsolidate the operations, assets and liabilities that have been disposed of.

•                    Record the intercompany transactions between Aventis (excluding Aventis CropScience) and Aventis Animal Nutrition that were previously eliminated in the consolidated financial statements of Aventis.

•                    Eliminate in the pro forma income statement for the six-month period ended June 30, 2002 the historical result on the sale of the Animal Nutrition business and the associated tax impacts.

Record the net proceeds received from the disposal of Animal Nutrition operating assets, assuming that such proceeds were received on January 1st, 2001 and were used to decrease the Group debt and interest expenses.

(II)                                Messer divestiture

In April 2001, the Group divested its 66.7% stake in the industrial gases group Messer Griesheim, which Aventis held through Hoechst AG, to Allianz Capital Partners and Goldman Sachs Fund.

The unaudited pro forma adjustments are to:

•                    Deconsolidate the income statement and the balance sheet of Messer Griesheim;

•                    Record the intercompany transactions between Aventis and Messer Griesheim that were previously eliminated in the consolidated financial statements of Aventis;

•                    Eliminate the net gain made by Aventis on the disposal of Messer Griesheim of € 133 million

•                    Record in the consolidated statements of stockholders’ equity the net gain resulting from the disposal of Messer Griesheim

•                    Record the disposal of Messer Griesheim for a net selling price of € 540 million of which
€ 230 million of deferred payment;

o                 record the net cash received from the disposal of Messer Griesheim, assuming that such proceeds were received on January 1, 2000 and were used to decrease corporate debt and interest expenses;

o                 record the deferred payment of € 230 million, and the interest it bears.

The above-mentioned adjustments have been computed using an assumed income tax rate of 40%.

14 - Significant differences between French and U.S. GAAP

The Group’s consolidated financial statements have been prepared in accordance with French GAAP, which as applied by the Group differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and stockholders’ equity are set out in the tables below.

Such effects primarily result from the accounting treatment of the combination of Rhône-Poulenc and Hoechst businesses to create Aventis (see note 1):

•                    Under French generally accepted accounting principles, this business combination has been accounted for using an acquisition method based on net book values. This method consists of an addition of the results, assets, liabilities, and stockholders’ equity of Hoechst and Rhône-Poulenc at their respective book values.

•                    Under generally accepted accounting principles in the United States, the combination of Rhône-Poulenc and Hoechst must be accounted for under the purchase method. The new Aventis shares and ADSs issued to former Hoechst shareholders to effect this business combination represented greater than half (approximately 52%) of Aventis’ new outstanding share capital. Consequently, this business combination is accounted for as a “reverse acquisition”, that is, the acquisition of Rhône-Poulenc by Hoechst.

CONDENSED STATEMENT OF OPERATIONS

I) Reconciliation of net income to U.S. GAAP

(in million €)	note		June 30, 2002	June 30, 2001	December 31, 2001
Net income (loss) — common shareholders — Under French GAAP			1,488	730	1,505
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
• Additional amortization, depreciation and impairment resulting from the step-up
— Trademarks, patents and other intangible assets	(a	)	(380)	(212)	(484)
— Plant and equipment	(a	)	(29)	(80)	(110)
— Equity investments	(a	)	(40)	(51)	(86)
• Goodwill amortization	(b	)	—	(12)	(27)
• Goodwill impairment	(b	)	(98)	—	—
Adjust to record the acquisition of the 40% minority interests in AgrEvo previously held by Schering as a purchase acquisition	(h	)
• Additional amortization, depreciation and impairment resulting from the step-up
— Goodwill	(b	)	—	(2)	(3)
— Trademarks, patents and other intangible assets	(a	)	(17)	(34)	(67)
— Plant and equipment	(a	)	(6)	(7)	(14)
Adjust for selling of 76% interest in Aventis CropScience
Adjust the result on disposal of Aventis CropScience in connection with the step-up resulting from the initial purchase accounting and the acquisition of the 40% minority interests in AgrEvo	(m	)	(838)	—	—
Adjustment resulting from the application of FAS 142	(l	)	675	—	—
Adjust for other differences
• Investments valuation under FAS 115	(g	)	114	(3)	(157)
• Adjustments resulting from the application of the French acquisition method based on net book values	(j	)	—	53	52
• Accounting for derivative instruments under FAS 133	(k	)	(3)	26	47
• Other adjustments			(9)	(1)	(28)
Tax effect of U.S. GAAP adjustments	(e	)	307	142	81
Minority interests	(f	)	8	16	29
Remuneration of preferred securities classified in stockholders’ equity			28	52	78
Net (loss) income before remuneration of preferred securities classified in stockholders’ equity			1,200	564	816
Remuneration of preferred securities classified in stockholders’ equity			(28)	(52)	(78)
Net (loss) income — common shareholders — under U.S. GAAP			1,172	512	738

II) Condensed statements of operations for the six-month periods ended June 30, 2002 and June 30, 2001 and for the year ended December 31,2001 under U.S. GAAP

(in million €, except share and per share amounts)	June 30, 2002	June 30, 2001(1)	December 31, 2001 (1)
Sales	9,339	8,594	17,710
Operating expenses excluding research and development	(6,392)	(5,929)	(11,953)
Research and development	(1,584)	(1,426)	(2,982)
Operating (loss) profit	1,363	1,239	2,775
Equity investment income	114	49	12
Interest income, net	(177)	(180)	(441)
Other, net	(222)	(288)	(520)
Income taxes	(446)	(326)	(796)
Minority interests	(26)	(26)	(49)
Net (loss) income from continuing operations (before preferred remuneration)	606	468	981
Income (loss) from discontinued operations, net of income tax
• Net (loss) income from operations	(308)	(58)	(375)
• Net gains / (losses) on disposal	902	195	251
Net income/(loss) from discontinued operations(1)	594	137	(124)
Income (loss) before cumulative effect of changes in accounting principles	1,200	605	857
Cumulative effect of changes in accounting principles, net of tax	—	(41)	(41)
Net (loss) income before remuneration of preferred securities classified in stockholders’ equity	1,200	564	816
Remuneration of preferred securities classified in stockholders’ equity	(28)	(52)	(78)
Net (loss) income — common shareholders	1,172	512	738
Earnings (loss) per share
Basic earnings (loss) per share — common stock
Continuing operations — common shareholders	0.73	0.53	1.15
Discontinued operations	0.75	0.17	(0.16)
Cumulative effect of changes in accounting principles	—	(0.05)	(0.05)
	1.48	0.65	0.94
Diluted earnings (loss) per share — common stock
Continuing operations — common shareholders	0.72	0.52	1.13
Discontinued operations	0.74	0.17	(0.15)
Cumulative effect of changes in accounting principles	—	(0.05)	(0.05)
	1.46	0.64	0.93

(1) Related to the disposal of Aventis Crop Science in May 2002, and of Animal Nutrition activities in April 2002, retroactive adjustments have been made on the above December 31, 2001 amounts to provide comparable information.

CONDENSED BALANCE SHEET

I) Reconciliation of stockholders’ equity to U.S. GAAP

	Note		June 30, 2002	December 31, 2001	June 30, 2001
Stockholders’equity under French GAAP			11,306	12,021	11,595
Adjust to account for the merger as a reverse acquisition
Adjust to record the purchase price allocation resulting from the recognition of the initial business combination as a purchase acquisition
• Trademarks, patents and other intangible assets	(a	)	4,191	6,385	6,618
— Accumulated amortization and depreciation	(a	)	(545)	(674)	(581)
• Plant and equipment	(a	)	340	522	579
— Accumulated amortization and depreciation	(a	)	(105)	(120)	(150)
• Pensions— unrecognized gain and losses	(a	)	(100)	(100)	(100)
— Reversal of unrecognized gains and losses amortization	(a	)	25	20	15
• Equity investments	(a	)	1,581	1,581	1,581
— Accumulated amortization and depreciation	(a	)	(202)	(162)	(127)
• Goodwill	(b	)	715	823	823
— Accumulated amortization and depreciation	(b	)	(42)	(62)	(49)
Adjust to record the purchase price allocation resulting from the recognition of the acquisition of the 40% minority interests in AgrEvo as a purchase acquisition	(h	)
• Accumulated amortization and depreciation (impairment) resulting from the step-up
o Goodwill	(a	)	—	(6)	(2)
o Trademarks, patents and other intangible assets	(a	)	—	(121)	(100)
o Plant and equipment	(a	)	—	(28)	(21)
• Write-off of acquired in-process research and development	(c	)	—	(120)	(120)
• Inventories	(d	)	—	(65)	(65)
• Dilution gain on the issuance of new shares by Aventis CropScience	(i	)	—	118	118
Adjust for other differences
• Investment valuation under FAS 115	(g	)	108	118	422
• Impact of adoption of FAS 142	(l	)	675	—	—
• Adjustments resulting from the application of the French acquisition method based on net book values	(j	)	—	(76)	(76)
• Accounting for derivative instruments under FAS 133	(k	)
o Prior period			47	—	—
o Current period			(3)	47	26
• Other adjustments			(74)	(41)	—
Tax effect of U.S. GAAP adjustments	(j	)	(1,584)	(2,396)	(2,517)
Minority interests	(f	)	2	122	105
Stockholders’ equity under U.S. GAAP			16,335	17,786	17,974

Stockholders’ equity under U.S. GAAP as of January 1, 2002	17,786
Net income before remuneration of preferred securities classified in stockholder’s equity	1,200
Preferred remuneration of preferred securities classified in stockholders’ equity	(28)
Change in translation reserves	(1,938)
Dividend with respect to 2001 earnings	(460)
Variations in Fair Market Value of available for sale securities, net of tax	(50)
Repurchase of Aventis shares	(170)
Repurchase of Capital equity notes	(5)
Stockholders’ equity under U.S. GAAP as of June 30, 2002	16,335

II) Condensed balance sheet as of June 30, 2002, June 30, 2001 and December 31, 2001 under U.S. GAAP

(in million €)	June 30, 2002	December 31, 2001(1)	June 30, 2001(1)
Assets
Cash and short-term deposits	605	589	362
Marketable securities	813	847	971
Other current assets	9,600	8,503	9,495
Other long-term assets	3,627	3,510	3,276
Investments	3,696	3,969	4,245
Fixed assets	4,745	5,020	4,746
Intangible assets (excluding goodwill)	4,821	6,236	6,898
Goodwill	11,686	12,425	13,083
Discontinued assets (note m)	—	7,614	8,219
Total assets	39,593	48,713	51,295
Liabilities
Short-term liabilities	7,657	7,129	7,298
Corporate debt	5,988	8,772	9,844
Other long-term liabilities	5,860	5,783	5,709
Provision for pension and similar obligations	3,119	3,061	2,944
Mandatorily redeemable partnership interest	251	284	295
Minority interests	246	287	294
Amortizable preferred securities	137	200	248
Shareholders’ equity	16,335	17,786	17,974
Discontinued liabilities (note m)	—	5,411	6,689
Total liabilities and shareholders’ equity	39,593	48,713	51,295

(1) Related to the disposal of Aventis Crop Science in May 2002, and of Animal Nutrition activities in April, 2002, retroactive adjustments have been made on the above December 31, 2001 amounts to provide comparable information.

CONDENSED CASH FLOW STATEMENT (UNDER U.S. GAAP)

(in million €)	June 30, 2002	June 30, 2001	December 31, 2001
Net income (loss) (after income tax and before remuneration of preferred securities classified in stockholders’ equity)	1,200	512	816
Elimination of expenses and benefits without effect on cash and increase/(decrease) in operating assets and liabilities	(1,313)	52	2,297
Net cash provided (used) by operating activities	(113)	564	3,113
Thereof from discontinued operations	(381)	119	139
Net cash provided (used) by investing activities	3,504	(64)	(720)
Thereof from discontinued operations	(69)	182	104
Net cash provided (used) by financing activities	(3,486)	(560)	(2,197)
Thereof from discontinued operations	416	(237)	(141)
Effect of exchange rates on cash	(27)	23	15
Decrease /Increase in net cash and cash equivalents	(122)	(37)	211
Effect of consolidation on cash	(87)	(58)	(58)
Cash and cash equivalents at beginning of year	814	661	661
Cash and cash equivalents at end of the period	605	566	814

NOTES TO THE RECONCILIATION OF NET INCOME AND STOCKHOLDERS’ EQUITY TO US GAAP

(a) Purchase price allocation

The cost of an acquired company is assigned to the assets acquired, including tangible and intangible assets, and liabilities assumed, including pension engagements, on the basis of their fair values at the date of acquisition. The portion of the purchase price allocated to tangible and intangible assets is subsequently depreciated and amortized over the expected useful life of the related assets. Regarding pension engagements, the acquired pension liabilities are adjusted to reflect the projected benefit obligation. This adjustment appears under “other adjustment” caption. Previously existing unrecognized net losses are accordingly eliminated.

(b) Goodwill

An excess of cost over the fair value of net assets acquired is recorded as goodwill. Until December 31, 2001, goodwill was amortized over its expected useful life. Such useful life had been estimated to be 30 years. The adjustment at that date was therefore to reverse the historical goodwill (and amortization expense) recorded by the acquired company related to prior acquisitions and recognize the goodwill (and related amortization expense) resulting from the current acquisition.

The impact of the adoption of FAS 142 is described in note (l).

(c) Acquired research and development

Acquired in-process research and development that has no alternative future uses must be charged as an expense at the time of the acquisition.

(d) Inventories

This impact results from the use of inventories for which the value has been increased in connection with the purchase price allocation.

(e) Tax effect of US GAAP adjustments

This reconciliation item includes all tax effects due to the aforementioned reconciling items except (b), (c) and (j) for which no deferred tax impact is required.

(f) Minority interests

In December 1999, approximately 96.75% of the Hoechst outstanding shares were exchanged for Rhône-Poulenc shares through the exchange offer and the Gallus contribution (see note 1 a). This adjustment was to record as of December 31, 1999 the 3.25% minority interests in Hoechst that were owned by the Hoechst shareholders who decided not to exchange their Hoechst shares for Aventis shares.

As of December 31, 2001, this adjustment was to record the 2.43% minority interests in Hoechst that were owned by the Hoechst shareholders who did not exchange their Hoechst shares for Aventis shares and the 24% minority interests in Aventis CropScience that were owned by Schering further to the AgrEvo transaction.

As of June 30, 2002, this adjustment is to record the 1.96% minority interests in Hoechst that are owned by the Hoechst shareholders who have not exchanged their Hoechst shares for Aventis shares and the 24% minority interests in Aventis CropScience owned by Schering. Further to the divestment of Aventis CropScience in June 2002, no minority interests are reflected with respect to Schering in the June 30, 2002 balance sheet.

(g) Available-for-sale and Trading investments

Available-for-sale investments

Under U.S. GAAP, investments classified as available-for-sale are carried at fair value, with any related unrealized gain or unrealized temporary loss recorded as a separate component of equity. The 11.9% investment in Clariant has been recorded as an available-for-sale investment (FAS 115). The value of Hoechst’s remaining interest in Clariant has therefore been adjusted through equity in order to reflect its market value. The deferred tax liability resulting from such step-up has also been recorded through equity.

An impairment is recognized on such available-for-sale securities whenever an “other than temporary” decline in market value exists. A significant decline in market value over an extended period of time (for example six to nine months) is generally presumed to qualify as an “other than temporary” decline resulting in an impairment recognition. Accordingly the Group recorded an U.S. $140 million (€ 157 million) impairment loss with regard to its investment in Millennium under U.S. GAAP as of December 31, 2001. During the six month period ended June 30, 2002, no additional other than temporary decline in the market value was identified, which would trigger the recognition of an additional impairment under US GAAP.

Under French GAAP such investments are classified either as strategic investments or other investments:

•                    Strategic investments are recorded at cost. An impairment is recorded whenever the value-in-use of a strategic investment is lower than its carrying value. The value-in-use approach includes, among other things, consideration of strategic aspects, derived economic benefits, share market price, long-term holding intention and ability.

•                    Other investments are carried at the lower of cost or net realizable value.

Following the application of the value-in-use model, the investment in Millennium has been written down by € 110 million as of June 30, 2002.

Under U.S. GAAP, this French GAAP impairment has been reversed as of June 30, 2002, as a $140 million (€ 157 million) impairment had already been recorded as of December 31, 2001.

Trading securities

Under U.S. GAAP, investments classified as trading securities are carried at fair value, with any related unrealized gain or loss recorded as a separate component of the statement of operation. Under French GAAP, such investments are recorded at lower of cost or net realizable value.

(h) AgrEvo transaction

In January 2000, Aventis CropScience acquired the remaining 40% minority interests in AgrEvo owned by Schering. Under US GAAP, such transaction has been accounted for on a fair value basis. Adjustments of a nature comparable to those described under (a), (c) and (d) have been accordingly recorded.

Such acquisition has been paid through the issuance of new shares representing 24% of Aventis Cropscience common stock.

(i) Dilution gain

In 2000, the issuance by Aventis CropScience of new shares has been treated at Aventis level as a sale of shares (Aventis ownership in Aventis CropScience evolving from 100% to 76%). A gain has accordingly been recognized in the consolidated income statement of Aventis. This adjustment has been reversed as a result of the divestment of Aventis CropScience in June 2002.

(j) Adjustments resulting from the application of the French acquisition method based on net book value (regulation CRC 99-02, §215)

In accordance with decisions made and announced in December 1999, the Group has completed during the year 2000 the business combination initiated in 1999. The Group accordingly acquired the remaining 40% minority interests in AgrEvo previously owned by Schering and paid for this acquisition through the issuance of new Aventis CropScience shares. As indicated in note 3, this transaction has been recorded in accordance with the French acquisition method based on net book values (regulation CRC 99-02, §215). The recording of this transaction resulted in an increase of the Group consolidated retained earnings and other paid-in capital of € 76 million.

This French purchase accounting treatment has been neutralized and replaced by the accounting presented in notes (h) and (i).

•                    In addition, during the twelve-month period ended December 31, 2000, certain non core assets originating from the Hoechst group and identified as non strategic have been divested (HiServ and the Cutting and Welding business of Messer). In accordance with the French acquisition method based on net book values (regulation CRC 99-02, §215), the net result on the disposal of these assets has been recorded through retained earnings for an amount of  € 41 million as of December 31, 2000. For US GAAP purposes, such net result has been recorded in the income statement.

•                    Finally, during the twelve-month period ended December 31, 2001, the Hoechst’s stake in the Messer Group has been divested; to comply with the aforementioned French GAAP requirements, part of the net result on the disposal of this investment has been recorded through retained earnings for an amount of €52 million. For US GAAP purposes, such net result has been recorded in the income statement.

(k) Application of FAS 133

The Financial Accounting Standards Board (FASB) issued in June 1998 and June 2000 the Statements of Financial Accounting Standards N° 133 and N° 138 Accounting for Derivative Instruments and Hedging Activities. These statements are effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Group). They require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The net transition adjustment as of January 1, 2001 amounted to a net loss of € 41 million (€ 66 million without tax effect). It represents the difference between the amount of retained earnings as of January 1, 2001 and the amount of retained earnings that would have been reported at that date if these new standards had been applied retroactively in prior periods. It relates primarily to the following:

•                    The Rhodia and Clariant exchangeable bond issued in 1999 contain embedded written call options. These written call options are now reported at their fair value in the balance sheet with changes in their fair value recorded in earnings.

•                    Certain contracts that no longer qualify for hedge accounting under the new rules are also now reported at their fair value in the balance sheet with changes in their value recorded in earnings.

The impact for the year ended December 31, 2001 amounted to a net profit of € 54 million (€ 88 million without tax effect).

The impact for the six-month period ended June 30, 2002 amounts to a net loss of € 3 million (€ 4 million without tax effect).

(l) Application of FAS 141 & FAS 142

FAS No. 141 “Business Combinations” and FAS No. 142 “Goodwill and Other Intangible Assets” have been issued in July 2001.

Under these standards all business combinations shall be accounted for using the purchase method and goodwill and intangible assets with indefinite useful lives shall not be amortized but tested for impairment at least annually. These standards also provide guidelines for new disclosure requirements. They outline the criteria for initial recognition and measurement of intangibles, assignment of assets and liabilities including goodwill to reporting units and goodwill impairment testing. The provisions of FAS Nos. 141 and 142 apply to all business combinations after June 30, 2001. The provisions of FAS No. 142 for existing goodwill and other intangible assets have been implemented by the Group effective January 1, 2002.

The following reporting units have been identified:

•                    Prescription Drugs

•                    Vaccines

•                    Merial

•                    Aventis Behring

•                    Other activities

The first step of the goodwill impairment test (as defined by FAS N°142) , used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount including goodwill has been performed in 2002. The carrying values of the reporting units tested did not exceed their respective fair value, therefore the second step of the goodwill impairment test (as defined by FAS N°142), used to measure the amount of impairment loss, was not required.

French Accounting Standards remain unchanged on that subject. The adjustment is to reverse the French GAAP goodwill amortization charge for the six-month period ended June 30, 2002.

(millions of €)	June 30, 2002	June 30, 2001	December 31, 2001
Reported net income	1,172	512	738
Goodwill amortization	—	339	680
Equity method goodwill	—	22	35
Assembled workforce	—	6	11
Goodwill amortization	—	367	726
Adjusted net income	1,172	879	1,464
Reported basic earnings per share— common stock	1.48	0.65	0.94
Adjusted basic earnings per share— common stock	1.48	1.12	1.86
Reported diluted earnings per share— common stock	1.46	0.64	0.93
Adjusted diluted earnings per share— common stock	1.46	1.10	1.84

(m) Sale of participation in Aventis CropScience and Animal Nutrition business

Major classes of assets and liabilities classified as discontinued are disclosed in the following table:

(millions of €)	December 31, 2001			June 30, 2001
	Aventis CropScience	Animal Nutrition	Total	Aventis CropScience	Animal Nutrition	Total
Cash and short term deposits	225	—	225	204	—	204
Marketable securities	116	—	116	129	—	129
Other current assets	2,704	195	2,899	3,180	128	3,308
Other long-term assets	327	5	332	173	—	173
Investments	85	12	97	90	20	110
Fixed assets	1,061	135	1,196	1,146	235	1,381
Intangible assets (excluding goodwill)	1,933	8	1,941	2,076	9	2,085
Goodwill	808	—	808	829	—	829
Total assets	7,259	355	7,614	7,827	392	8,219
Short-term liabilities	889	135	1,024	847	238	1,085
Corporate debt	1,837	59	1,896	2,717	94	2,811
Other long-term liabilities	955	13	968	1,037	181	1,218
Provisions for pension and similar obligations	250	12	262	272	16	288
Minority interests	1,261	—	1,261	1,287	—	1,287
Total discontinued liabilities	5,192	219	5,411	6,160	529	6,689

(n) Application of FAS 144

FAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” has been issued in October 2001.

This Statement supersedes FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for segments of a business to be disposed of. It however retains the fundamental provisions of FAS No. 121 and the requirement of Opinion 30 to report discontinued operations separately from continuing operations. This statement extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The provisions of FAS No. 144 have been implemented effective January 1, 2002. (see note m)

New accounting pronouncements

•                    FAS No. 143 “Accounting for Asset Retirement Obligations” has been issued in August 2001.

This standard requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value each period, and the capitalized cost recognized as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. The provisions of FAS No. 143 are required to be implemented effective January 1, 2003.

•                    FAS 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002” has been issued in April 2002.

Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax.

Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Applying the criteria in Opinion 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual of infrequent or that meet the criteria for classification as an extraordinary item.

Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale leaseback transactions.

Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions.

The provisions of FAS 145 are required to be implemented effective January 1, 2003.

•                    FAS 146 “Accounting for Costs associated with Exit or Disposal Activities” has been issued on July 13, 2002.

This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF Issue 94-3. Prior to the issuance of this statement, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability.

The provisions of FAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002.

The Group is currently assessing the impact of the adoption of these new standards.

15 - Post closing events

On August 1, 2002, Dade Behring filed for a voluntary reorganization under chapter 11 of the US Bankruptcy Code. On September 18, 2002, the Bankruptcy judge has approved the plan of reorganization and set September 30 as the effective date. In accordance with such reorganization plan, Aventis is no longer a shareholder in Dade Behring. This judgement has no material financial impact on Aventis in 2002 and beyond.

Aventis has launched an employee stock purchase plan in June, which was closed in July 2002. The employee stock purchase plans are open to almost all employees and provide for a purchase price equal to the average of the quoted prices for the last twenty days before the approval of the plan, less 15%. The shares can be purchased during a very short period (in this case from June 17 until July 12, 2002). The shares so purchased are generally placed in the employee stock savings plan for a five-year period. Pursuant to these plans, the Group issued 2,341,073 shares in July 2002, at a per share price of € 64.35.

Coopers & Lybrand Audit

32, rue Guersant

75833 Paris Cedex 17

Téléphone 01 56 57 58 59

Fax 01 56 57 58 60

AVENTIS AND SUBSIDIARIES

INDEPENDENT ACCOUNTANTS’ REPORT

To the Shareholders

and the Supervisory Board of Aventis

Espace Européen de l’Entreprise

16, Avenue de l’Europe

67300 Schiltigheim

                         We have reviewed the condensed consolidated balance sheets of Aventis and subsidiaries as of June 30, 2002 and 2001, and the condensed consolidated statements of income, cash flows and stockholders’ equity for the six-month periods then ended. These consolidated financial statements are the responsibility of the Group’s management.

                         We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

                         Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements, disclosed from p.1 to p.41 for them to be in conformity with French generally accepted accounting principles.

                         Application of accounting principles generally accepted in France varies in certain important respects from those generally accepted in the United States. Application of the latter would have affected consolidated stockholders’ equity as of June 30, 2002, June 30, 2001 and December 31, 2001 and consolidated results of operations for the six-month periods ended June 30, 2002, June 30, 2001 and the year ended December 31, 2001 to the extent summarized in Note 14 to the consolidated financial statements.

September 20, 2002

Paris, France

PricewaterhouseCoopers

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date October 30, 2002	By:	/s/ Dirk Oldenburg

	Name :	Dirk Oldenburg
	Title :	General Legal Counsel